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                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                     Schedule 13D

                      Under the Securities Exchange Act of 1934

                                Zimmerman Sign Company
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                                   (NAME OF ISSUER)

                       Common Stock, par value $0.01 per share
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                            (TITLE OF CLASS OF SECURITIES)

                                     989580-10-5
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                                    (CUSIP NUMBER)

                                  David E. Anderson
                       8150 North Central Expressway Suite 1801
                                 Dallas, Texas 75206
                                    (214) 691-3937
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                    (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                  AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                  September 30, 1998
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                         (DATE OF EVENT WHICH REQUIRES FILING
                                  OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section
240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 6 Pages


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CUSIP NO. 989580-10-5                  13D                   Page 2 of 6 Pages

 1 NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     David E. Anderson
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 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /
                                                                       (b) / /
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 3   SEC USE ONLY

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 4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     PF
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 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS
     2(d) or 2(a)          / /

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 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
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         NUMBER OF         7    SOLE VOTING POWER
          SHARES                755,536
       BENEFICIALLY -----------------------------------------------------------
         OWNED BY          8    SHARED VOTING POWER
           EACH                 0
         REPORTING  -----------------------------------------------------------
          PERSON           9    SOLE DISPOSITIVE POWER
           WITH                 755,536
                    -----------------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                0
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 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     755,536
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 12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)                                                         / /
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 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     39.2%
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 14  TYPE OF REPORTING PERSON*
     IN
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                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
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CUSIP NO. 989580-10-5                  13D                   Page 3 of 6 Pages

ITEM 1. SECURITY AND ISSUER. The title and class of equity securities to which this statement relates is the common stock, par value $0.01 per share, (the "Common Stock") of Zimmerman Sign Company, a Texas corporation (the "Company"). The address of the principal executive offices of the Company is 9846 Highway 31 East, Tyler, Texas 75705.

ITEM 2. IDENTITY AND BACKGROUND. The name of the person filing this statement is David E. Anderson. The principal business address for Mr. Anderson is 8150 North Central Expressway, Suite 1801, Dallas, Texas 75206. Mr. Anderson is presently principally employed as Chairman of the Company.

    Mr. Anderson has not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that subjected him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

    Mr. Anderson is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS.   Mr. Anderson paid for the shares of
Common Stock owned by him out of his personal funds.

ITEM 4. PURPOSE OF TRANSACTION. Mr. Anderson acquired 252,423 of the shares of Common Stock owned by him as an investment prior to the Company's spin-off from its parent, Independence Holding Company, a Delaware corporation, in December 1996 and 503,113 of the shares of Common Stock owned by him in connection with the Securities Purchase Agreement entered into by the Company in September 1998, which is further described in Item 5, below.

    On September 30, 1998, Mr. Anderson entered into a Share Option Purchase Agreement with the Company and certain affiliates of Geneve Holdings, Inc., a Delaware corporation (the "Geneve Affiliates") pursuant to which, in consideration of $0.25 cash per share, the Geneve Affiliates granted to (i) the Company an option to purchase an aggregate of 357,143 shares of Common Stock at a price per share equal to (a) $1.50 in cash and (b) .0175 shares of Series C Preferred Stock, par value $0.01 per share, of the Company; and (ii) Anderson an option to purchase an aggregate of 428,000 shares of Common Stock at a price per share equal to $3.25 in cash. The options are exercisable only between the open of business on January 4, 1999 and the close of business on January 8, 1999. Mr. Anderson and the Company entered into a Purchase Agreement on September 30, 1998, pursuant to which, promptly upon consummation of the transactions contemplated by the Share Option Purchase Agreement, Mr. Anderson agreed to sell and the Company agreed to buy 228,000 shares of Common Stock in

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CUSIP NO. 989580-10-5                  13D                   Page 4 of 6 Pages

exchange for $98,000 in cash and 7,000 shares of the Company's Series B Preferred Stock, par value $0.01 per share.

    On September 30, 1998, the Company, CIVC, MIG, the Geneve Affiliates and the Management Purchasers (as defined below) entered into a letter agreement pursuant to which CIVC, MIG and the Management Purchasers agreed to surrender to the Company a portion of the warrants issued under the Securities
Purchase Agreement (as defined below) upon consummation of the transactions contemplated by the Share Option Purchase Agreement and the Purchase Agreement. Under the terms of the letter agreement, Mr. Anderson would surrender to the Company without consideration warrants for 21,549 shares of Common Stock.

    Depending on market conditions and other factors that he may deem material to his investment decisions, Mr. Anderson may purchase additional shares of Common Stock from time to time or may dispose of all or a portion of the shares of Common Stock he now owns or may hereafter acquire.

    Except as set forth herein, Mr. Anderson does not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER. Mr. Anderson beneficially owns 755,536 shares, or 39.2%, of the outstanding Common Stock of the Company. Mr. Anderson beneficially owns all of such shares by direct ownership and possesses sole voting power and sole dispositive power with respect to all of such shares.

    On September 30, 1998, the Company, Continental Illinois Venture Corporation, a Delaware corporation ("CIVC"), MIG Partners VIII, a Delaware partnership ("MIG"), and certain members of the Company's management (the "Management Purchasers"), including Mr. Anderson, entered into that certain Senior Subordinated Note, Preferred Stock and Warrant Purchase Agreement (the "Securities Purchase Agreement"). Under the Securities Purchase Agreement, the Company issued to CIVC, MIG and the Management Purchasers 12% Senior Subordinated Notes in the aggregate principal amount of $4 million and warrants to purchase an aggregate of 1,197,914 shares of the Company's Common Stock. The Company also issued an aggregate of 52,500 shares of the Company's Series A Preferred Stock, par value $0.01 per share, to CIVC, MIG and certain of the Management Purchasers, including Mr. Anderson. Under the Securities Purchase Agreement, the Company issued to Mr. Anderson (i) a 12% Senior Subordinated
Note (the "Note") in the principal amount of $236,133.33; (ii) immediately exercisable warrants to purchase 75,113 shares of the Company's Common Stock (the "Warrants"); and (iii) 3,322 shares of the Company's Series A Preferred Stock. Mr. Anderson paid $568,333.32 in total consideration for the Note, Warrants and shares of Series A Preferred Stock.

    On September 30, 1998, Mr. Anderson entered into a Share Option Purchase Agreement with the Company and the Geneve Affiliates pursuant to which, in consideration of $0.25 cash per share, the Geneve Affiliates granted to (i) the Company an option to purchase an aggregate of 357,143 shares of Common Stock at a price per share equal to (a) $1.50 in cash and (b) .0175 shares of Series C Preferred Stock, par value $0.01 per share, of the Company; and (ii) Anderson an option to purchase an aggregate of 428,000 shares of Common Stock at a price per share equal to $3.25 in cash. The options are exercisable only between the open of business on January 4, 1999 and the close of business on January 8, 1999. Mr. Anderson and the Company entered into a Purchase Agreement on September 30, 1998, pursuant to which, promptly upon consummation of the transactions contemplated by the Share Option Purchase Agreement, Mr. Anderson agreed to sell and the Company agreed to buy 228,000 shares of Common Stock in

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CUSIP NO. 989580-10-5                  13D                   Page 5 of6 Pages

exchange for $98,000 in cash and 7,000 shares of the Company's Series B Preferred Stock, par value $0.01 per share.

     Except as set forth herein, no transactions in the Common Stock were effected by Mr. Anderson during the past 60 days.

    On September 30, 1998, the Company, CIVC, MIG, the Geneve Affiliates and the Management Purchasers entered into a letter agreement pursuant to which CIVC, MIG and the Management Purchasers agreed to surrender to the Company a portion of the warrants issued under the Securities Purchase Agreement upon consummation of the transactions contemplated by the Share Option Purchase Agreement and the Purchase Agreement. Under the terms of the letter agreement, Mr. Anderson would surrender to the Company without consideration warrants for 21,549 shares of Common Stock.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER. In connection with the Securities Purchase Agreement, the Company, CIVC, MIG, Mr. Anderson and Mr. Boner entered into that certain Stockholders Agreement dated as of September 30, 1998 (the "Stockholders Agreement"). Under the Stockholders Agreement, Mr. Anderson made various agreements related to the voting and transfer of his shares of Common Stock, including voting for two directors designated by CIVC and MIG and granting CIVC and MIG the right of first refusal to purchase Mr.
Anderson's shares of Common Stock.

    In connection with the Securities Purchase Agreement, the Company, CIVC, MIG, Mr. Anderson and Mr. Boner entered into that certain Registration Rights Agreement, dated as of September 30, 1998, the terms of which generally provide that, under certain circumstances, CIVC, MIG, Mr. Anderson and Mr. Boner will be entitled (i) at any time, but not more than twice during any twelve month period, to request that the Company register their shares of Common Stock under the Securities Act, and (ii) to request that their shares of Common Stock be included in any underwritten offering by the Company, subject to certain customary limitations.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         A. Stockholders Agreement dated as of September 30, 1998 by and among the Company, CIVC, MIG, Mr. Anderson and Mr. Boner.

         B. Registration Rights Agreement dated as of September 30, 1998 by and among the Company, CIVC, MIG, Mr. Anderson and Mr. Boner.

         C. Share Option Purchase Agreement dated as of September 30, 1998 by and among the Company, the Geneve Affiliates and Mr. Anderson.

         D. Purchase Agreement dated as of September 30, 1998 by and among the Company, and Mr. Anderson.

         E. Letter Agreement dated as of September 30, 1998 by and among the Company, the Geneve Affiliates, CIVC, MIG and the Management
              Purchasers.


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CUSIP NO. 989580-10-5                  13D                   Page 6 of 6 Pages

                                      SIGNATURES


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 12, 1998                   /s/ David E. Anderson
                                      -----------------------------------------
                                             David E. Anderson